                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                    CARACO PHARMACEUTICAL LABORATORIES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  14075T 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Dilip S. Shanghvi
                       Sun Pharmaceutical Industries Ltd.
                                     SPARC
                               Akota Road, Akota
                             Vadodara 390 020 India

                                With a copy to:
                              Fred B. Green, Esq.
                         Bodman, Longley & Dahling LLP
                       34th Floor, 100 Renaissance Center
                            Detroit, Michigan 48243
                                  313-259-7777
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                    September 30, 2002 and November 22, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



                                                              PAGE 1 OF 17 PAGES

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)
































                                                              PAGE 2 OF 17 PAGES

CUSIP NO. 14075T 10 7
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Sun Pharmaceutical Industries Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO (See Item 3)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    India
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    - 0 -       (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    11,737,323  (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    - 0 -       (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,737,323  (See Item 5)
--------------------------------------------------------------------------------















                                                              PAGE 3 OF 17 PAGES

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,737,323  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------










                                                              PAGE 4 OF 17 PAGES

CUSIP NO. 14075T 10 7
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Dilip S. Shanghvi
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO (See Item 3)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    India
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    - 0 -       (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    11,737,323  (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    - 0 -       (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,737,323  (See Item 5)
--------------------------------------------------------------------------------















                                                              PAGE 5 OF 17 PAGES

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,737,323  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------










                                                              PAGE 6 OF 17 PAGES

CUSIP NO. 14075T 10 7
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Sun Pharma Global, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO (See Item 3)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    - 0 -      (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,354,657  (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    - 0 -      (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,354,657  (See Item 5)
--------------------------------------------------------------------------------















                                                              PAGE 7 OF 17 PAGES

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,354,657  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------










                                                              PAGE 8 OF 17 PAGES

ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the Common Stock, without par value (the "Shares"), of Caraco Pharmaceutical Laboratories Ltd., a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 1150 Elijah McCoy Drive, Detroit, Michigan 48202.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This statement is being filed jointly by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission (the "SEC"), under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India ("Sun"); (ii) Dilip S. Shanghvi, the chairman and managing director and majority shareholder of Sun ("Shanghvi"); and (iii) Sun Pharma Global, Inc. BVI, a corporation organized under the laws of the British Virgin Islands and wholly-owned subsidiary of Sun ("Sun Global"). Sun, Shanghvi and Sun Global are sometimes referred to herein in individually as a "Reporting Person" and collectively as the "Reporting Persons."

                  Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person. By its or his signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

SUN AND SHANGHVI

         (b)-(c) Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun's business address is SPARC, Akota Road, Akota, Vadodara 390020, India.

         Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun and their respective business addresses and present principal occupations are set forth below:

         Name                 Address                   Occupation
         ----                 -------                   ----------
Dilip S. Shanghvi      SPARC, Akota Road, Akota      Chairman and Managing
                       Vadodara 390020, India        Director of Sun, Chairman
                                                     of the Board of the
                                                     Company and Director of
                                                     Sun Global

Sudhir V. Valia        SPARC, Akota Road, Akota      Wholetime Director of Sun,
                       Vadodara 390020, India        Director of Sun Global and
                                                     Director of the Company







                                                             PAGE 9 OF 17 PAGES

S. Mohanchand Dadha    SPARC, Akota Road, Akota      Director of Sun
                       Vadodara 390020, India


Sailesh T. Desai       SPARC, Akota Road, Akota      Wholetime Director of Sun
                       Vadodara 390020, India        and Director of the Company


Narendra N. Borkar     1150 Elijah McCoy Drive       Director of Sun and Chief
                       Detroit, MI 48202             Executive Officer and
                                                     Director of the Company



Hasmukh S. Shah        SPARC, Akota Road, Akota      Director of Sun
                       Vadodara 390020, India


Keki M. Mistry         SPARC, Akota Road, Akota      Director of Sun
                       Vadodara 390020, India


R. K. Baheti           SPARC, Akota Road, Akota      Senior Vice President -
                       Vadodara 390020, India        Finance and Company
                                                     Secretary of Sun


SUN GLOBAL

         (b)-(c) Sun Global is a corporation organized under the laws of the British Virgin Islands. Sun Global is a trading company and is a wholly-owned subsidiary of Sun. Sun Global's business address is Akara Building, 24 De Castro Street, Wickhams Clay 1 Road, Town Tortola, British Virgin Islands.

         Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun Global and their respective business addresses and present principal occupations are set forth below:

         Name                 Address                   Occupation
         ----                 -------                   ----------
Dilip S. Shanghvi      SPARC, Akota Road, Akota      Director of Sun Global,
                       Vadodara 390020, India        Chairman and Managing
                                                     Director of Sun and
                                                     Chairman of the Board of
                                                     the Company.


Sudhir V. Valia        SPARC, Akota Road, Akota      Director of Sun Global,
                       Vadodara 390020, India        and Wholetime Director of
                                                     Sun and Director of the
                                                     Company

Sunil Gandhi           SuGandh Management            Director of Sun Global,
                       Consultancy                   Financial Consultant
                       P.O. Box 12850
                       Dubai, UAE






                                                             PAGE 10 OF 17 PAGES

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens of India, except Narendra N. Borkar, who is a citizen of the United States of America. Mr. Shanghvi is a citizen of India. Sun Global is a corporation organized under the laws of the British Virgin Islands and each of its executive officers and directors named in this Item 2 are citizens of India.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

SUN, SHANGHVI AND SUN GLOBAL

         The Company and Sun entered into an agreement (the "Agreement") in August 1997 pursuant to which, during a 5 year period, Sun was required to transfer and sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications) or DESIs (drug efficiency study implementations (which only count as 1/3 of a product)), in exchange for 544,000 Shares for each product (181,333 Shares for each DESI product). Sun was provided the authority to direct the issuance of the Shares to its affiliates. Pursuant to the Agreement, on September 30, 2002, 1,088,000 Shares were issued to Sun Global for the technology transfer of two ANDA products. Also, an additional 544,000 Shares were issued to Sun Global on November 22, 2002 for the technology transfer by Sun of an additional ANDA product deemed to have been delivered under the Agreement. As disclosed in the original Schedule 13D, pursuant to the Agreement, in April 1999, 725,333 Shares were issued to Sun Pharmaceutical Advanced Research Centre ("Sun Advanced"), an affiliate of Sun. Sun Advanced was merged into Sun and the Shares are in the process of being registered in the name of Sun.

ITEM 4.  PURPOSE OF TRANSACTION.

         Sun and Sun Global have acquired their Shares in order to gain entry into the United States generic pharmaceutical marketplace. Sun Global and the Company have negotiated a new products agreement pursuant to which Sun Global shall receive up to 13,600,000 shares of Series B Preferred Stock, No Par Value (convertible on a one-for-one basis into Shares after a 3 year holding period (or earlier upon a





                                                             PAGE 11 OF 17 PAGES
change of control)) for Sun Global's transfer of the technology for 25 ANDA products to the Company (544,000 Series B Preferred Shares per ANDA). As disclosed in Item 6, Sun entered into a Voting Agreement in August 1997 with the Jay F. Joliat Qualified Terminable Interest Marital Trust u/a/d 4-8-82 (the "Joliat Trust") and the David A. Hagelstein Trust u/a/d 10-27-93 (the "Hagelstein Trust"), which terminated in August 2001, except for provisions under which Sun is provided certain rights of first refusal to purchase Shares of the Joliat Trust and the Hagelstein Trust. See Item 6.

         At this time, except as disclosed above, the Reporting Persons have no plans or proposals which relate to or would result in:

         (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

         (2) a sale or transfer of a material amount of assets of the Company;

         (3) any material change in the present capitalization or dividend policy of the Company;

         (4) any other material change in the Company's business or corporate structure;

         (5) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (6) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

         (7)      the Shares becoming eligible for termination pursuant to
                  Section 12(g)(4) of the Act; or

         (8)      any action similar to those enumerated above.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         The following information is provided in response to Item 5 of Schedule 13D and is based on a total of 23,762,532 Shares outstanding (based on information from the Company as to the number of Shares outstanding as of December 31, 2002).

SUN, SHANGHVI AND SUN GLOBAL

         (a)-(b)  Sun

                  (i)      Sole Voting Power
                           - 0 -







                                                             PAGE 12 OF 17 PAGES

                  (ii)     Shared Voting Power
                           11,737,323

                  (iii)    Sole Dispositive Power
                           - 0 -

                  (iv)     Share Dispositive Power
                           11,737,323

                  (v)      Aggregate Amount Beneficially Owned
                           49.4%

         *Includes the 3,354,657 Shares owned by Sun Global.

                  Shanghvi

                  (i)      Sole Voting Power
                           - 0 -

                  (ii)     Shared Voting Power
                           11,737,323

                  (iii)    Sole Dispositive Power
                           - 0 -

                  (iv)     Share Dispositive Power
                           11,737,323

                  (v)      Aggregate Amount Beneficially Owned
                           49.40%

         Mr. Shanghvi disclaims beneficial ownership of the Shares beneficially owned by Sun or Sun Global.

                  Sun Global

                  (i)      Sole Voting Power
                           - 0 -

                  (ii)     Shared Voting Power
                           3,354,657

                  (iii)    Sole Dispositive Power
                           - 0 -

                  (iv)     Share Dispositive Power
                           3,354,657

                  (v)      Aggregate Amount Beneficially Owned
                           14.1%





                                                             PAGE 13 OF 17 PAGES

         (c) As disclosed in Item 3, Sun Global received 1,088,000 Shares on September 30, 2002 in connection with Sun's technology transfer to the Company of two ANDA products pursuant to the Agreement, and an additional 544,000 Shares on November 21, 2002 in connection with the technology transfer by Sun of an additional ANDA product deemed to have been delivered under the Agreement.

         (d) Except as may arise pursuant to the relationship of the Reporting Persons disclosed in Item 2, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As disclosed in Item 4, Sun, Joliat Trust and Hagelstein Trust entered into a Voting Agreement dated in August 1997, which terminated in August 2001, except as set forth below. By its terms, the Voting Agreement would appear to also bind Sun Global and Sun Advanced. The remaining terms of the Voting Agreement include provisions that until August 2004, Joliat Trust and Hagelstein Trust shall provide Sun with a right of first refusal on the sale of Joliat Trust's and Hagelstein Trust's Shares and that neither Hagelstein Trust nor Joliat Trust shall sell their Shares to any competitor or distributor or business associate of the Company without Sun's consent.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with this statement.

         Exhibit 1: Joint Statement Agreement
         Exhibit 2: Voting Agreement dated August, 1997 is hereby incorporated by reference from Exhibit 2 to Original Schedule 13D filed on September 3, 1997.




                                                             PAGE 14 OF 17 PAGES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2003


                                      Sun Pharmaceutical Industries Limited


                                      By:      /s/ Dilip S. Shanghvi
                                      --------------------------------------
                                               Dilip S. Shanghvi
                                               Managing Director


                                      SUN PHARMA GLOBAL, INC.


                                      By:      /s/ Dilip S. Shanghvi
                                      --------------------------------------
                                               Dilip S. Shanghvi
                                               Director

                                               /s/ Dilip S. Shanghvi
                                      --------------------------------------
                                               Dilip S. Shanghvi







                                                             PAGE 15 OF 17 PAGES

                                  EXHIBIT INDEX


Exhibit             Description
                    ------------------

  1                 Joint Statement Agreement







































                                                             PAGE 16 OF 17 PAGES

                                    EXHIBIT 1

                       SCHEDULE 13D JOINT FILING AGREEMENT

         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed, in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

DATED: January 31, 2003

                                   Sun Pharmaceutical Industries Limited


                                   By:      /s/ Dilip S. Shanghvi
                                   --------------------------------------
                                            Dilip S. Shanghvi
                                            Managing Director


                                   SUN PHARMA GLOBAL, INC.


                                   By:      /s/ Dilip S. Shanghvi
                                   --------------------------------------
                                            Dilip S. Shanghvi
                                            Director

                                            /s/ Dilip S. Shanghvi
                                   --------------------------------------
                                            Dilip S. Shanghvi







                                                             PAGE 17 OF 17 PAGES